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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DIGIMARC CORPORATION
(Name of Subject Company (Issuer))

DOLOMITE ACQUISITION CO.
a wholly-owned subsidiary of
L-1 IDENTITY SOLUTIONS, INC.
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share,
including the preferred stock purchase rights attached thereto
(Title of Class of Securities)

253807101
(CUSIP Number of Class of Securities)

Mark S. Molina
Executive Vice President, Chief
Legal Officer and Secretary
L-1 Identity Solutions, Inc.
177 Broad Street
12th Floor
Stamford, CT 06901
(203) 504-1100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Marita A. Makinen
Kyle C. Krpata
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10053
(212) 210-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$347,573,582	$13,660

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (a) 22,510,533 shares of common stock, par value $0.001 per share, of Digimarc Corporation outstanding multiplied by the offer price of $11.90 per share, and (b) 6,697,331 shares of common stock, par value $0.001 per share, of Digimarc Corporation, which were subject to issuance pursuant to the exercise of outstanding options multiplied by the offer price of $11.90 per share. The calculation of the filing fee is based on Digimarc Corporation's representation of its capitalization as of July 2, 2008.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A                 Filing Party: N/A

         Form or Registration No.: N/A                Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO, which, together with any amendments and supplements thereto, collectively constitute this Schedule TO, is filed by L-1 Identity Solutions, Inc., a Delaware corporation, which we refer to as L-1, and Dolomite Acquisition Co., a Delaware corporation and wholly-owned subsidiary of L-1, which we refer to as Purchaser. This Schedule TO relates to the offer, which we refer to as the Offer, by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights, which we refer to as the Shares, of Digimarc Corporation, a Delaware corporation, which we refer to as Digimarc, at a purchase price of $11.90 per Share, which we refer to as the Offer Price, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2008, which we refer to as the Offer to Purchase, and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B). The Offer Price is subject to adjustment based on the total number of Shares outstanding after giving effect to the exercise of options to purchase Shares on the Spin-Off Record Date (as defined in the Offer to Purchase). The aggregate Offer Price, which does not include the value of the shares of a new public company to be distributed to holders of Shares on the Spin-Off Record Date, is $310,000,000.

Item 1. Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Digimarc Corporation. Digimarc's principal executive offices are located at 9405 S.W. Gemini Drive, Beaverton, Oregon, 97008. Digimarc's telephone number at such address is (503) 464-4800.

        (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights of Digimarc. Digimarc has advised Purchaser that, on July 2, 2008, there were 22,510,533 Shares issued and outstanding and 6,697,331 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options.

        (c) The information set forth in the Section in the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a), (b), (c) This Schedule TO is filed by L-1 and Purchaser. The information set forth in the Section of the Offer to Purchase entitled "Certain Information Concerning L-1 and Purchaser" and in Schedule I thereto is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the Sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning L-1 and Purchaser," "Background of the Offer; Past Contacts or Negotiations with Digimarc; L-1's Reasons for the Offer and the Merger,"

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"Purpose of the Offer; Plans for Digimarc," "The Merger Agreement and Related Agreements" and "The Spin-Off and Related Agreements" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1)-(7) The information set forth in the Sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Shares; Dividends," "Certain Effects of the Offer," "Purpose of the Offer; Plans for Digimarc," "The Merger Agreement and Related Agreements," "The Spin-Off and Related Agreements" and "Dividends and Distributions" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a), (b), (d) The information set forth in the Section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in the Sections of the Offer to Purchase entitled "Certain Information Concerning L-1 and Purchaser," "Purpose of the Offer; Plans for Digimarc," "The Merger Agreement and Related Agreements" and "The Spin-Off and Related Agreements" is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

        (a) The information set forth in the Section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        (a)(1) The information set forth in the Sections of the Offer to Purchase entitled "Certain Information Concerning L-1 and Purchaser," "Background of the Offer; Past Contacts or Negotiations with Digimarc; L-1's Reasons for the Offer and the Merger," "Purpose of the Offer; Plans for Digimarc," "The Merger Agreement and Related Agreements" and "The Spin-Off and Related Agreements" is incorporated herein by reference.

        (a)(2) The information set forth in the Sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Digimarc," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3) The information set forth in the Sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4) The information set forth in the Sections of the Offer to Purchase entitled "Certain Effects of the Offer," "Source and Amount of Funds" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(5) None.

  (b)
  The information set forth in the Offer to Purchase is incorporated herein by reference.

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Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated July 3, 2008.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by L-1 on June 30, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by L-1 on June 30, 2008).
(a)(5)(B)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal.
(b)(1)
Commitment Letter, dated June 28, 2008 by and among L-1 Identity Solutions Operating Company, Bank of America, N.A., Banc of America Securities LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.
(d)(1)
Amended and Restated Agreement and Plan of Merger, dated June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).
(d)(3)	Form of Amended and Restated Support Agreement (incorporated by referenced to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).
(g)	Not applicable.
(h)	Not applicable.

*
Included in mailing to stockholders.

Item 13. Information required by Schedule 13E-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

L-1 IDENTITY SOLUTIONS, INC.
By:	/s/ ROBERT V. LAPENTA
	Name:	Robert V. LaPenta
	Title:	Chairman, President and Chief Executive Officer
DOLOMITE ACQUISITION CO.
By:	/s/ ROBERT V. LAPENTA
	Name:	Robert V. LaPenta
	Title:	Chairman and Chief Executive Officer

Date: July 3, 2008

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EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated July 3, 2008.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by L-1 on June 30, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by L-1 on June 30, 2008).
(a)(5)(B)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal.
(b)(1)
Commitment Letter, dated June 28, 2008 by and among L-1 Identity Solutions Operating Company, Bank of America, N.A., Banc of America Securities LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.
(d)(1)
Amended and Restated Agreement and Plan of Merger, dated June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).
(d)(3)	Form of Amended and Restated Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).
(g)	Not applicable.
(h)	Not applicable.

*
Included in mailing to stockholders.

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX